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CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03052085

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECD S.E.C.
DEC 2 4 2003
555

| SEC FILE NUMBER |
|---|
| 8-41740 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 11/01/2003 (MM/DD/YY) AND ENDING 10/31/2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ross, Sinclaire & Associates, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Walnut Street Suite 600
(No. and Street)

Cincinnati (City) OH (State) 45202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Murray Sinclaire Jr. 513-381-3939
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

250 East Fifth Street (Address) Cincinnati (City) OH (State) 45201-5340 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

0812

SEC 1410 (3-91)

# OATH OR AFFIRMATION

I, ________________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ________________________________________, as of ________________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

________________________________________
Signature

________________________________________
Title

________________________________________
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## OHIO DIVISION OF SECURITIES

Ross, Sinclaire & Associates, Inc. has caused an audit to be made in accordance with the requirements of Rule 17a-5 under the Securities Exchange Act of 1934 and has arranged for the preparation of a statement of financial condition based upon such audit.

I hereby certify that, to the best of my knowledge and belief, the accompanying statement of financial condition which has been prepared as of October 31, 2003 is true and correct and that neither the Company nor any stockholder has a proprietary interest in any account classified solely as that of a customer.



President

Subscribed and sworn to before me

this 15th day of December, 2003.

STATE OF OHIO
COUNTY OF HAMILTON



Notary Public

BEVERLY A. KENNEDY
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 02-22-06

# *Ross, Sinclaire & Associates, Inc.*

*Statement of Financial Condition as of October 31, 2003 and Independent Auditors' Report and Supplemental Report on Internal Control*

*Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT*

*SEC File Number 8-41740*

Deloitte & Touche LLP
Suite 1900
250 East Fifth St.
Cincinnati, Ohio 45201-5340

Tel: (513) 784-7100
www.deloitte.com



## INDEPENDENT AUDITORS' REPORT

Ross, Sinclaire & Associates, Inc.:

We have audited the accompanying statement of financial condition of Ross, Sinclaire & Associates, Inc. (the "Company") as of October 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at October 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

December 19, 2003

# ROSS, SINCLAIRE & ASSOCIATES, INC.

## STATEMENT OF FINANCIAL CONDITION
## OCTOBER 31, 2003

### ASSETS

| | |
|---|---|
| CASH AND CASH EQUIVALENTS | $ 268,175 |
| CASH SEGREGATED FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS | 1,872 |
| DEPOSITS | 109,100 |
| RECEIVABLE FROM RELATED PARTIES | 576,741 |
| SECURITIES OWNED BY THE COMPANY | 7,390,245 |
| FURNITURE, EQUIPMENT, SOFTWARE, AND LEASEHOLD IMPROVEMENTS—Net | 262,913 |
| GOODWILL | 62,777 |
| OTHER ASSETS | 129,944 |
| TOTAL | $8,801,767 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| PAYABLE TO CLEARING BROKER | $2,659,947 |
| ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES | 262,622 |
| STOCKHOLDERS' EQUITY: | |
| Common stock—authorized, 750 shares without par value; stated value $25 per share; 200 shares outstanding | 5,000 |
| Additional paid-in capital | 279,297 |
| Retained earnings | 5,594,901 |
| Total stockholders' equity | 5,879,198 |
| TOTAL | $8,801,767 |

See notes to Statement of Financial Condition.

## ROSS, SINCLAIRE & ASSOCIATES, INC.

### NOTES TO STATEMENT OF FINANCIAL CONDITION
### FOR THE YEAR ENDED OCTOBER 31, 2003

### 1. CORPORATE STRUCTURE

Ross, Sinclaire & Associates, Inc. (the "Company") provides a full range of brokerage products and services. The stockholders have elected to be taxed as an "S" corporation ("S Corp.") for income tax purposes. Upon election of S Corp. status, the Company is not subject to federal or state income taxes, but rather, the stockholders' proportionate share of the Company's net income or loss is includable in the stockholders' taxable income.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Security transactions and related revenue and expense are generally recorded in the accounts on the settlement date. Recording such transactions on a trade date basis would not result in a material difference. Trading gains and losses are recorded using the first-in, first-out method.

Cash equivalents consist of money market funds.

Securities owned by the Company are stated at market value. At October 31, 2003, securities consist of state and municipal government obligations and corporate obligations and equity securities of $7,316,712 and $73,533, respectively.

Depreciation is provided on an accelerated basis for furniture, equipment and leasehold improvements and on a straight-line basis for software over the estimated useful lives of the related assets (ranging from 4 to 7 years).

Goodwill represents the excess of the cost of a brokerage business acquired in 1997 over the fair value of the net assets at the date of the acquisition. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets." SFAS No. 142 requires that upon adoption, amortization of goodwill cease and instead, the carrying value of goodwill be evaluated for impairment on an annual basis. The Company implemented the new standard November 1, 2002, and as such the amortization of goodwill was discontinued effective November 1, 2002. The Company has completed the initial and annual goodwill impairment test required by this standard and determined that no impairment exists.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

## 3. FURNITURE, EQUIPMENT, SOFTWARE AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, software, and leasehold improvements consist of the following at October 31, 2003:

| | |
|---|---|
| Furniture and equipment | $ 501,280 |
| Software | 183,881 |
| Leasehold improvements | 70,500 |
| Total | 755,661 |
| Less accumulated depreciation and amortization | (492,748) |
| Furniture, equipment, software, and leasehold improvements - net | $ 262,913 |

## 4. PAYABLE TO CLEARING BROKER

The amount payable to clearing broker (see Note 8) represents short-term borrowings for securities purchased. Interest is payable monthly at the clearing broker's loan call rate (4.5% at October 31, 2003). Securities owned by the Company have been pledged as collateral.

## 5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related ratio of net capital to aggregate indebtedness may fluctuate on a daily basis. At October 31, 2003, the Company's net capital of $4,079,968 exceeded its required net capital of $250,000 by $3,829,968. The Company's ratio of aggregate indebtedness to adjusted net capital at October 31, 2003 was 0.72 to 1 as compared to a maximum allowable ratio of 15 to 1.

## 6. RELATED PARTY TRANSACTIONS

The Company leases certain office space from its stockholders. Additionally, the Company may borrow funds from one of its stockholders as a source of short-term funding. The borrowed funds are repaid to the stockholder with interest at a current market rate. There were no borrowings outstanding during the year ended October 31, 2003.

Advances receivable aggregating $576,741 were due from the stockholders of the Company, entities owned by the stockholders of the Company, and employees of the Company at October 31, 2003.

## 7. LEASE AGREEMENTS

In addition to the leases discussed in Note 6, the Company leases certain equipment and office space under lease agreements which expire at various dates through fiscal year ending 2016, with rent payable in monthly installments. The leases are classified as operating leases. Minimum future payments required under the leases are as follows for the years ending October 31:

| | |
|---|---|
| 2004 | $ 396,683 |
| 2005 | 289,099 |
| 2006 | 236,457 |
| 2007 | 240,456 |
| 2008 and beyond | 1,069,370 |

## 8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company clears all customer transactions through another broker ("clearing broker") on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by customers in the above situations. The Company, through its clearing broker, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company's clearing broker monitors required margin levels daily and pursuant to such guidelines requires the customer to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

* * * * * *

Deloitte & Touche LLP
Suite 1900
250 East Fifth St.
Cincinnati, Ohio 45201-5340

Tel: (513) 784-7100
Fax: (513) 784-7204
www.deloitte.com

**Deloitte & Touche**

December 19, 2003

Ross, Sinclaire & Associates, Inc.
Suite 1550
36 East Seventh Street
Cincinnati, Ohio 45202

Dear Sirs:

In planning and performing our audit of the statement of financial condition of Ross, Sinclaire & Associates, Inc. (the "Company") as of October 31, 2003 (on which we issued our report dated December 19, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodian functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in

the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be a material weakness as defined above:

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and this report of such condition does not modify our opinion dated December 19, 2003, on such financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effect, if any, of the condition indicated in the second preceding paragraph, the Company's practices and procedures were adequate at October 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Regulation, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP